Salon Media Group, Inc.
101 Spear Street, Suite 203
San Francisco, CA 94105
415-645-9200
Fax 415-645-9202

November 18, 2009

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Salon Media Group, Inc.
Form 10-K for the year ended March 31, 2009
Filed June 29, 2009
Form 10-Q for the quarterly period ended June 30, 2009
Filed August 14, 2009
File No. 000-26395

Dear Mr. Spirgel:

This letter sets forth responses of Salon Media Group, Inc. (the “Company”) to your comments relating to the Company’s Annual Report on Form 10-K for the year ended March 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 contained in your letter dated November 6, 2009.  For your convenience, each of the staff’s comments in your letter is repeated in bold italicized text below and is followed by the Company’s response.

Form 10-K for the year ended March 31, 2009

1.	We note your response to prior comment 5 from our letter dated October 5, 2009.Please also revise your discussion to provide a definition for the term “Involuntary Termination.”

In the Staff’s original comment letter dated October 5, 2009, the Staff requested that we amend the discussion in question to define both “Involuntary Termination” and “Good Reason”, both of which were used as defined terms in our original filing.  In the interests of reducing the number of defined terms and presenting the information in more of a plain English style, in our amended filing we eliminated the reference to “Involuntary Termination” which, as described, is simply a termination by the Company without cause.  As we continued to use the capitalized reference to “Good Reason,” we provided an explanation.  However, as we did not continue to use the term “Involuntary Termination,” no definition was included.

             Per our discussion with Mr. Scott Hodgdon on November 12, 2009, we have agreed that no further revisions are necessary relating to this comment.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 6.  Exhibits
Exhibits 31.1 and 31.2

2.
We note your response to prior comment 7 from our letter dated October 5, 2009.  Please confirm that, in addition to including the appropriate language in the certifications for your Form 10-K amendment, you will also include the appropriate language in the certifications for your amended Form 10-Q for the Quarterly Period Ended June 30, 2009.

We  will include the appropriate language in an amended  Form 10-Q for the Quarterly Period ended June 30, 2009.

* * * * *

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings: and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 646-400-5602 if you have any questions regarding this letter.

Sincerely,

/s/ Norman M. Blashka

Norman M. Blashka
Executive Vice President and
Chief Financial Officer